Exhibit – Filing Fee Table
Table 1: Transaction Value
	Transaction Value	Fee Rate (Per million)	Amount of Filing Fee
Fees to Be Paid	$68,000,000(a)	$147.60	$10,036.80
Fees Previously Paid	$0		$0
Total Transaction Valuation	$68,000,000
Total Fees Due for Filing			$10,036.80
Total fees Previously Paid			$0
Total Fee Offsets			$0
Net Fees Due			$10,036.80

(a)Calculated as the aggregate maximum purchase price for limited liability company interests.